
12061693

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67717

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 03/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Iroquois Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Commerce Street, Suite 740
(No. and Street)

Nashville	TN	37219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bill McGugin (615) 467-7600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Byrd, Proctor & Mills, P.C.
(Name – *if individual, state last, first, middle name*)

214 Overlook Circle, Suite 250	Brentwood	Tennessee	37027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William A. McGugin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Iroquois Capital Advisors, LLC, as of March 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ASHLEY L. HOLLOWAY
STATE OF TENNESSEE NOTARY PUBLIC
RUTHERFORD COUNTY

Signature

President

Title

Ashley L. Holloway

Notary Public Commission expires on 09/20/2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS


Byrd
Proctor
&Mills
CERTIFIED PUBLIC ACCOUNTANTS

214 Overlook Circle, Suite 250
Brentwood, Tennessee 37027
615.467.7300 MAIN
615.467.7301 FAX
www.bpmcpas.com

INDEPENDENT AUDITORS' REPORT

Board of Managers
Iroquois Capital Advisors, LLC
Nashville, Tennessee

We have audited the accompanying statement of financial condition of Iroquois Capital Advisors, LLC as of March 31, 2012, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the fifteen months then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Iroquois Capital Advisors, LLC as of March 31, 2012, and the results of its operations and its cash flows for the fifteen months then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Byrd, Proctor & Mills, P.C.

May 15, 2012

IROQUOIS CAPITAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
March 31, 2012

ASSETS	
Cash	$ 163,063
Prepaid expenses	31,175
	$ 194,238
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable	$ 1,075
MEMBER'S EQUITY	193,163
	$ 194,238

See accompanying notes.

IROQUOIS CAPITAL ADVISORS, LLC
STATEMENT OF OPERATIONS
Fifteen Months Ended March 31, 2012

REVENUES	
Commissions	$ 2,412,924
Interest income	48
	2,412,972
EXPENSES	
Compensation and benefits	175,213
Professional fees	38,392
Occupancy	7,511
Other	149,127
	370,243
Income before income taxes	2,042,729
Income taxes	215,725
Net income	$ 1,827,004

See accompanying notes.

IROQUOIS CAPITAL ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Fifteen Months Ended March 31, 2012

BALANCE AT JANUARY 1, 2011	$ 100,657
Distributions to member	(1,734,498)
Net income	1,827,004
BALANCE AT MARCH 31, 2012	$ 193,163

See accompanying notes.

IROQUOIS CAPITAL ADVISORS, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
Fifteen Months Ended March 31, 2012

BALANCE AT JANUARY 1, 2011	$ -
Increase (decrease)	-
BALANCE AT MARCH 31, 2012	$ -

See accompanying notes.

IROQUOIS CAPITAL ADVISORS, LLC
STATEMENT OF CASH FLOWS
Fifteen Months Ended March 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,827,004
Adjustments to reconcile net income to net cash provided by operating activities	
(Increase) decrease in:	
Certificate of deposit	10,508
Commissions receivable	12,500
Prepaid expenses	(28,615)
Increase (decrease) in:	
Accounts payable	(3,215)
Net cash provided by operating activities	1,818,182
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to member	(1,734,498)
Net cash used by financing activities	(1,734,498)
Net increase in cash	83,684
CASH AT BEGINNING OF PERIOD	79,379
CASH AT END OF PERIOD	$ 163,063
SUPPLEMENTARY DISCLOSURE	
Income taxes paid (intercompany allocation)	$ 215,725

See accompanying notes.

IROQUOIS CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
March 31, 2012

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Iroquois Capital Advisors, LLC (the Company), a Delaware limited liability company, engages in the private placement of preferred stock of private real estate investment trusts. The Company is registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Nashville, Tennessee. The Company is wholly-owned by Iroquois Capital Group, LLC (ICG), a Delaware limited liability company. Clients are primarily in Middle Tennessee.

Basis of presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. During 2011 the Company, with approval from FINRA, was granted a change in year-end from December 31 to March 31. Therefore, the presentation of the financial statements covers fifteen months.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company is a single member limited liability company, which is a disregarded entity for federal and Tennessee income tax purposes. Consequently, the Company does not file income tax returns and all federal and Tennessee tax effects of the Company's income, gains, and losses are included on the member's tax return. Prior to December 1, 2011, the member was an LLC and as such, income passed through to its members and it was not subject to income taxes at the federal level. The Company was only liable for Tennessee income tax based on the portion of its taxable income that was not self-employment income, which was not material. On December 1, 2011, the member restructured as a corporation and income from that date forward is subject to federal and Tennessee income tax. Income taxes from December 1, 2011, forward are allocated to the Company as if it were a separate taxpayer. Income taxes are provided as required and are accounted for using the asset and liability approach. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. The provision for state income tax is equal to the tax currently payable plus or minus the change during the period in deferred income tax assets and liabilities.

Management's Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Revenue and related clearing expenses from securities transactions are recorded on the trade date. All of the Company's trading activities are executed through written subscription agreements between investment issuers and investors.

Evaluation of Events Occurring After the Financial Statement Date

Management has evaluated subsequent events through May 15, 2012, the date the financial statements were available to be issued.

NOTE 2 – INCOME TAXES

Effective January 1, 2009, the Company adopted new guidance for the financial statement recognition, measurement, and disclosure of uncertain tax positions in an enterprise's financial statements. Income tax provisions must meet a more-likely-than-not recognition threshold to be recognized. Management has evaluated the Company's tax positions for the fifteen months ended March 31, 2012, and determined that there are no uncertain tax positions requiring financial statement recognition as of March 31, 2012.

The Company's income is taxed at the federal level and the State of Tennessee. The Company income is no longer subject to federal and Tennessee income tax examinations by tax authorities for tax years before 2008.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with ICG. Under the agreement, the Company shares various expenses, including rent, utilities, salaries, and other expenses. Total fees paid by the Company to the affiliate for services rendered during the fifteen months ended March 31, 2012, amounted to $201,500. In addition, ICG allocates income taxes to the Company as if it were a separate taxpayer.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2012, the Company had net capital as defined of $161,988 which was $156,988 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.007 to 1.

IROQUOIS CAPITAL ADVISORS, LLC
COMPUTATION OF NET CAPITAL
March 31, 2012

COMPUTATION OF NET CAPITAL	
Member's equity from the Statement of Financial Condition	$ 193,163
Deductions and/or charges	
Nonallowable assets from the Statement of Financial Condition	31,175
Net capital before haircuts on securities positions	161,988
Haircuts on securities	-
Net capital	$ 161,988
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Accounts payable	$ 1,075
Total aggregate indebtedness	$ 1,075
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net capital requirement	$ 5,000
Excess net capital	$ 156,988
Excess net capital at 1,000%	$ 161,881
Percentage of aggregate indebtedness to net capital	0.66%

IROQUOIS CAPITAL ADVISORS, LLC
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
March 31, 2012

The Company is exempt from the requirements of Rule 15c3-3 under Section k(2)(i) of the Rule.

IROQUOIS CAPITAL ADVISORS, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
March 31, 2012

The Company is exempt from the requirements of Rule 15c3-3 under Section k(2)(i) of the Rule.

IROQUOIS CAPITAL ADVISORS, LLC
RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3
As of March 31, 2012

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of March 31, 2012)

Net capital, as reported in Company's Part II (unaudited Focus report)	$	161,988
Net audit adjustment		-
Net capital per audit	$	161,988

IROQUOIS CAPITAL ADVISORS, LLC
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENT OF FINANCIAL CONDITION
WITH RESPECT TO METHODS OF CONSOLIDATION
March 31, 2012

Not applicable

IROQUOIS CAPITAL ADVISORS, LLC
MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED SINCE DECEMBER 31, 2010
March 31, 2012

None

SUPPLEMENTARY INFORMATION


Byrd
Proctor
& Mills
CERTIFIED PUBLIC ACCOUNTANTS

214 Overlook Circle, Suite 250
Brentwood, Tennessee 37027
615.467.7300 MAIN
615.467.7301 FAX
www.bpmcpas.com

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL

Board of Managers
Iroquois Capital Advisors, LLC
Nashville, Tennessee

In planning and performing our audit of the financial statements of Iroquois Capital Advisors, LLC (the Company), as of March 31, 2012, and for the fifteen months then ended, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Iroquois Capital Advisors, LLC as of and for the fifteen months ended March 31, 2012, and this report does not affect our report thereon dated May 15, 2012.

The Company had not recorded an intercompany allocation for income tax expense as required by Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 740-10-30 paragraphs 27 and 28. This required an adjustment in the amount of amount of $215,725.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012, to meet the SEC's objectives, except for the above deficiency in internal control that we consider to be a material inadequacy. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Iroquois Capital Advisors, LLC as of and for the fifteen months ended March 31, 2012, and this report does not affect our report thereon dated May 15, 2012.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boyd, Proctor & Mills, P.C.

May 15, 2012


Byrd
Proctor
&Mills
CERTIFIED PUBLIC ACCOUNTANTS

214 Overlook Circle, Suite 250
Brentwood, Tennessee 37027
615.467.7300 MAIN
615.467.7301 FAX
www.bpmcpas.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Managers
Iroquois Capital Advisors, LLC
Nashville, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the fifteen months ended March 31, 2012, which were agreed to by Iroquois Capital Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Iroquois Capital Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Iroquois Capital Advisors, LLC's management is responsible for Iroquois Capital Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cash journals and bank statements) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the fifteen months ended March 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the fifteen months ended March 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (internal financial statements, trial balances and Focus Reports) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (internal financial statements, trial balances and Focus Reports) supporting the adjustments noting no differences; and

5. We did not note any overpayments applied to the current assessment with the Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Byrd, Proctor & Mills, P.C.

May 15, 2012

IROQUOIS CAPITAL ADVISORS, LLC
SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE
SECURITIES INVESTOR PROTECTION CORPORATION
Fifteen Months Ended March 31, 2012

Form	Assessment	Payment Date	Amount Paid	Name of SIPC Collection Agent to Whom Mailed
SIPC-6	$ 1,780	07-12-11	$ 1,780	All payments were mailed with related forms to: Securities Investor Protection Corporation, P.O Box 92185 Washington, D.C. 20009-2185
SIPC-7	4,252	04-23-12	4,252	
			$ 6,032	

There were no overpayments applied from prior periods or carried forward to future periods.

IROQUOIS CAPITAL ADVISORS, LLC

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Fifteen Months Ended March 31, 2012


Byrd
Proctor
&
Mills
CERTIFIED PUBLIC ACCOUNTANTS

214 Overlook Circle, Suite 250
Brentwood, Tennessee 37027
615.467.7300 MAIN
615.467.7301 FAX
www.bpmcpas.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Managers
Iroquois Capital Advisors, LLC
Nashville, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the fifteen months ended March 31, 2012, which were agreed to by Iroquois Capital Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Iroquois Capital Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Iroquois Capital Advisors, LLC's management is responsible for Iroquois Capital Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cash journals and bank statements) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the fifteen months ended March 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the fifteen months ended March 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (internal financial statements, trial balances and Focus Reports) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (internal financial statements, trial balances and Focus Reports) supporting the adjustments noting no differences; and

5. We did not note any overpayments applied to the current assessment with the Form SIPC-7.

e were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Byrd, Proctor & Mills, P.C.

May 15, 2012

IROQUOIS CAPITAL ADVISORS, LLC
SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE
SECURITIES INVESTOR PROTECTION CORPORATION
Fifteen Months Ended March 31, 201222

Form	Assessment		Payment Date	Amount Paid		Name of SIPC Collection Agent to Whom Mailed
SIPC-6	$	1,780	07-12-11	$	1,780	All payments were mailed with related forms to: Securities Investor Protection Corporation, P.O Box 92185 Washington, D.C. 20009-2185
SIPC-7		4,252	04-23-12		4,252	
				$	6,032	

There were no overpayments applied from prior periods or carried forward to future periods.

IROQUOIS CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Fifteen Months Ended March 31, 2012